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                                                                    Exhibit 23.1

                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-72271) and Form S-3 (No. 333-78915), Post-Effective Amendment No. 3 on From S-3 to Registration Statement on Form S-1 (No. 333-56603), and Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-1 (No. 333-65563) of United Road Services, Inc. of our report dated March 14, 2003, relating to the consolidated financial statements as listed in the index appearing under Item 15(a)(1), which report appears in the December 31, 2002 annual report on Form 10-K of United Road Services, Inc.

     Our report dated March 14, 2003 contains an explanatory paragraph that states that the Company changed its method of accounting for goodwill in 2002. Our report also contains an explanatory paragraph that states that the Company's outstanding indebtedness under its revolving credit facility, $35,352,000, is reflected as a current liability because of the payment requirements of the related credit agreement, and the outstanding indebtedness associated with its convertible subordinated debentures, $102,600,000 is reflected as a current liability because of the Company's noncompliance with certain covenants associated with the revolving credit facility. Consequently, current liabilities exceed current assets by approximately $138,744,000. In addition, the Company has had recurring losses from operations and has an accumulated deficit of $286,580,000 and stockholders' deficit of $69,069,000 at December 31, 2002. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP


Albany, New York
April 14, 2003